

July 25, 2012

<u>Via E-mail</u>
Scott J. Ulm
Co-Chief Executive Officer
JAVELIN Mortgage Investment Corp.
3001 Ocean Drive
Suite 201
Vero Beach, FL 32963

> **Re: JAVELIN Mortgage Investment Corp.**
> **Registration Statement on Form S-11**
> **Filed July 3, 2012**
> **File No. 333-182536**

Dear Mr. Ulm:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Cover Page

4.   Please add summary risk factors. Please refer to Item 1.D of Industry Guide 5.

Sub-management Agreement, page 3

5.   Please revise to clarify that the sub-manager fee is paid by ARRM from the ARRM fee and is not paid by the registrant in an amount equal to 25% of the ARRM fee. In addition, please disclose the business purpose of the sub-management agreement. It is not clear what services the manager is outsourcing and why.

Residential market opportunities, page 1

6.   Please explain what you mean by the phrase "granular credit-centric approach."

Our Target Assets, page 5

7.   We note that your range of target assets is very broad, covering both MBS and loans, and both residential and commercial investments. Please briefly describe the factors that will dictate how you allocate your investments across these target classes. In addition, please provide disclosure on your current expectations regarding allocations in the 12 months following the offering based on current market conditions.

Our Borrowings, page 6

8.   Please confirm to us the accuracy of your disclosure that you expect to leverage non-agency assets at 6-9x equity and agency at 1-2x equity.

Summary Risk Factors, page 12

9.   Please revise the summary risk factors and risk factors sections to note that you may change your investment strategy and financing strategy at any time without shareholder approval.

10.   Please expand the risk factors here and on page 33 to address the difficulty the company would have in terminating or declining to renew the management agreement for poor performance. For example, please note that the board could not elect to decline to renew the management agreement without payment of the termination fee even if the board determined that the manager's performance was inadequate, and that the only way to terminate or decline to renew the management agreement without payment of the termination fee would be to seek and obtain the determination of a court.

Risk Factors, page 15

11.   We note your 27 pages of risk factors. Please review this section and eliminate any redundant or generic risks. For example, you appear to have two risk factors dealing with the impact of prepayment risk of profitability, two risk factors dealing with potential changes to distribution levels, and one risk factor dealing with the fact your stock price may fluctuate that appears generic to any traded company.

Use of Proceeds, page 46

12.   Please discuss how long you expect it to take to invest offering proceeds.

Capitalization, page 48

13.   Please revise to remove the line item "cash" from your capitalization table.

Management's Discussion and Analysis …, page 50

Critical Accounting Policies, page 56

14.   We note that you intend to utilize a third party pricing service to value your portfolio. Please tell us and consider disclosing the following regarding your fair value measurements:

    ●   The number of quotes or prices you generally expect to obtain per instrument, and if you expect to obtain multiple quotes or prices, how you will determine the ultimate value you will use in your financial statements;

- Whether, and if so, how and why, you will adjust prices you obtain from pricing services; and

- The procedures you will perform to validate the prices you obtain to ensure the fair value determination is consistent with ASC 820 and to ensure that you properly classify your assets and liabilities in the fair value hierarchy.

Business, page 59

15.   Please provide disclosure regarding the experience of your sub-manager, SBBC, and the services that it will provide. Additionally, please provide the disclosure required by Item 401(c) of Regulation S-K regarding the significant employees of the sub-manager.

Investment Guidelines, page 63

16.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

17.   We note your disclosure that your investment guidelines may be amended or revised from time to time at the discretion of your board of directors without a vote of your stockholders. Please disclose how and when you will disclose any changes to your investment policies to your shareholders.

Executive Officer Compensation, page 75

18.   We note your disclosure that you will not compensate your executive officers directly with salaries. However, we note that you may provide direct compensation to your executive officers under your equity incentive plan. Please confirm that if you do pay equity incentives you will provide the disclosure required by Item 402 of Regulation S-K, as appropriate, in future filings.

Our Manager and the Management Agreement, page 77

Management Agreement with ARMOUR …, page 77

19.   Please clarify the limits on the manager's abilities to make investments on your behalf without seeking board approval. For example, please clarify whether there are any limits on the amounts that your manager may invest in one investment without seeking prior approval from your board of directors. If not, please add a risk factor to address this risk.

Contractual Relationship, page 78

20.   We note the disclosure that your manager has "contractual responsibility" to you. Please identify the parties that owe you fiduciary duties.

ARRM's Management Fees, Expense Reimbursements and Termination Fee, page 80

21.   We note your disclosure that you will not pay ARRM any incentive fees. However, on page 75, you indicate that you intend to award shares under the incentive plan to persons who provide services to you. Please revise to clarify that this could include your officers of the manager and sub-manager or advise.

Historical Performance…, page 83

22.   Please expand the summary quarterly financial data provided for ARMOUR to include book value per share, total assets and leverage ratio.

23.   Please expand the disclosure regarding Bimini to include relevant performance information for 2003-2008.

Underwriting, page 122

24.   On page 124, please disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Item 33. II-1

25.   Prior to effectiveness, please revise this section to address the concurrent private offering.

Exhibits

26.   We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

27.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

28.   We note your disclosure on page 31 that you intend to enter into two agreements with AVM. Please confirm that you will file these agreements as exhibits or advise us why you believe this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Jonathan Wiggins at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley D. Houser, Esq. (*via e-mail*)